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SECUR[ITIES AND EXCHANGE COM]MISSION
[Washington, D.C.] 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67692

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER — DEALER:

FIRST REGIONAL SECURITIES

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 Century Park East
(No. and Street)

Century City (City) CA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darren G. Schnaible 310-245-0265
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — if individual, state last, first, middle name)

350 South Grand Avenue (Address) Los Angeles (City) California (State) 90071 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

OATH OR AFFIRMATION

I, Darren G. Schnaible, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to First Regional Securities (the "Company") for the year ended December 31, 2009, are true and correct. I further affirm that neither the Company nor any stockholder, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Darren G. Schnaible
Chief Executive Officer

see attached
Notary Public

This report** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Shareholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 (not applicable, exempt under Rule 15c3-3(k)(2)(ii). See Note 6 in the accompanying financial statements
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant Rule 15c3-3 Under the Securities Exchange Act of 1934 (not applicable, exempt under Rule 15c3-3(k)(2)(ii). See Note 6 in the accompany financial statements)
( )	(j)	A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required)
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable)
(x)	(1)	An Oath or Affirmation
( )	(m)	A Copy of the SIPC Supplemental Report (not required)
(x)	(n)	A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control)

** For condition of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ____________________
2 ____________________
3 ____________________
4 ____________________
5 ____________________
6 ____________________

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 12th (Date) day of February (Month), 20 10 (Year), by

(1) Darren G. Schnaible (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ____________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature [signature] (Signature of Notary Public)


NANCY A. THOMPSON
Commission # 1646171
Notary Public - California
Los Angeles County
My Comm. Expires Mar 16, 2010

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ____________________

Document Date: ____________________ Number of Pages: ________

Signer(s) Other Than Named Above: ____________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
First Regional Securities
Century City, California

We have audited the accompanying statement of financial condition of First Regional Securities (the "Company"), a wholly-owned subsidiary of First Regional Bancorp, as of December 31, 2009, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the financial statements, the Company's parent company, First Regional Bancorp (the "Parent") had its principal subsidiary, First Regional Bank (the "Bank") closed by the California Department of Financial Institutions. The Federal Deposit Insurance Corporation was appointed as receiver of the Bank. The closing of the Bank, representing a substantial asset of the Parent, raises substantial doubt about the ability of the Parent to continue as a going concern. No determination has been made by the Parent or the Company as to the future operations of the Company. However, the Parent has requested majority of the cash of the Company to be distributed to the Parent in 2010. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, Determination of Reserve Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 for the Company as of December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 16, 2010

FIRST REGIONAL SECURITIES

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

CASH AND CASH EQUIVALENTS	$2,145,022
PREPAID EXPENSES	5,210
TOTAL	$2,150,232

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	$ -
SHAREHOLDER'S EQUITY:	
Common stock (no par value — 1,000,000 authorized shares and 2,000 issued and outstanding)	2,057,184
Retained earnings	93,048
Total shareholder's equity	2,150,232
TOTAL	$2,150,232

See notes to financial statements.

FIRST REGIONAL SECURITIES

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES	$ 80,686
EXPENSES:	
Commissions	25
General and administrative expenses	1,315
Legal, accounting, and consulting	30,118
Total expense	31,458
NET INCOME BEFORE TAX	49,228
INCOME TAX EXPENSE	20,698
NET INCOME	$ 28,530

See notes to financial statements.

FIRST REGIONAL SECURITIES

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock		Retained Earnings	Total Equity
BALANCE — January 1, 2009	2,000	$2,036,486	$64,518	$2,101,004
Net income			28,530	28,530
Capital contribution — income taxes paid for by Parent on behalf of Company		20,698		20,698
BALANCE — December 31, 2009	2,000	$2,057,184	$93,048	$2,150,232

See notes to financial statements.

FIRST REGIONAL SECURITIES

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 28,530
Income tax paid by Parent	20,698
Adjustments to reconcile net income to net cash provided by operating activities — changes in operating assets and liabilities — increase in prepaid expenses	(4,910)
Net cash provided by operating activities	44,318
NET INCREASE IN CASH	44,318
CASH — Beginning of year	2,100,704
CASH — End of year	$2,145,022
SUPPLEMENTAL CASH FLOW INFORMATION NON-CASH FINANCING ACTIVITY — Capital contribution for income taxes paid for by Parent on behalf of the Company	$ 20,698

See notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

First Regional Securities (the "Company"), a wholly owned subsidiary of First Regional Bancorp (the "Parent"), is a California Corporation registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc., which was created in July 2007 through the consolidation of the National Association of Securities Dealers, Inc. and the member regulation, enforcement, and arbitration functions of the New York Stock Exchange.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for broker-dealers in securities.

The Company derives all of its revenue from related parties that are managed by the Parent. Additionally, as described in Note 3, the Company entered into an expense-sharing agreement with the Parent whereby certain expenses are allocated by the Parent to the Company. The Parent has relieved the Company of its obligations to reimburse the Parent for such expenses resulting in the Company recording the expenses and also a corresponding capital contribution by the Parent. Therefore, if the Company were a stand-alone entity, the financial statements presented could be materially different.

Revenue Recognition — Revenues primarily relate to interest from money market accounts, which are recognized as income during the period.

Cash and Cash Equivalents — Cash equivalents are short-term, highly liquid investments that are both readily convertible into known amounts of cash and so near to maturity that they present insignificant risk of changes in value due to changing interest rates. The Company maintains approximately $1,000,110 with Fidelity Investments in a money market fund. The remaining cash and cash equivalents are maintained in a non-interest bearing accounts at the Parent and were fully insured by the Federal Deposit Insurance Corporation as of December 31, 2009.

In January 2010, approximately $1.1 million was transferred from the Parent to Fidelity Investments and invested in a money market fund.

Income Taxes — The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities.

Use of Estimates — The preparation of the accompanying financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

3. TRANSACTIONS WITH RELATED PARTY

Related-party revenues earned by the Company related to interest income from money market accounts held with First Regional Bank, a wholly owned subsidiary of the Parent. For the year ended December 31, 2009, interest earned on these accounts were $79,844 and are included in the accompanying statement of operations.

Incremental Allocation Services Fee — The Company entered into an Incremental Allocation Services Fee agreement with the Parent that provides for a monthly payment of $1,000 for costs incurred and paid for by the Parent. During 2009, the Parent did not charge, and will not charge, the Company such a fee due to the limited activities of the Company during the year.

General — The Incremental Allocation Services Fee may be waived by the Parent if it notifies the Company of same, provided that such waived fees are booked to the financial records of the Company in accordance with U.S. GAAP and consistently applied. Notwithstanding the above, in the event that the payment the Incremental Allocation Service Fee causes the net capital of the Company to fall below $250,000, then the Incremental Allocation Service Fee shall be reduced on a dollar-for-dollar basis by any amount necessary to allow the Company to maintain capital equal to $250,000. Any amount of reduction shall be permanently waived and will not be recoverable by the Parent in a subsequent period. The amount of the Incremental Allocation Services Fee shall be established by the Parent, and thereafter shall be adjustable by the Parent upon written notice to the Company.

Overhead Expenses — In addition to the Incremental Allocation Services agreement, the Parent may invoice the Company for other overhead expenses, as such expenses are determined by the board of directors of the Parent. The Parent shall advise the Company within 10 days prior to the end of the respective month of the Parent's estimate of the amount of such overhead expenses for the following month, which sum shall be payable on the first day of the following month. No such expenses were incurred or charged in 2009.

4. INCOME TAXES

The Company is included in the consolidated federal income tax return of the Parent. There is no significant difference between statutory and effective rate. The Parent waived the income taxes payable to the Parent for 2009 as most of the income was earned from the deposits held by the Parent and there was limited activity in the Company.

The Company adopted the provision of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Inc*ome Taxes*, (formerly FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109*, in 2008 which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB ASC 740. FASB ASC 740 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. There were no recorded amounts relating to uncertain tax positions as of December 31, 2009.

The Company will recognize any interest and penalties related to uncertain tax positions in income tax expense. The tax year 2008 remains open to examination by the state and federal taxing jurisdictions to which the Company's significant operations are subject. As of December 31, 2009, the Company does not believe that there will be a material change in the estimated unrecognized tax benefits within the next 12 months.

5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1.

At December 31, 2009, the Company had net capital of $980,110, which was $880,110 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.00 to 1.00.

6. RESERVE REQUIREMENTS FOR BROKERS-DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) under the Securities Exchange Act of 1934 as an introducing broker that carries no margin accounts, does not otherwise hold funds or securities of customers, and effectuates financial transactions between the broker-dealer and the Company's customers through a bank account designated as a special account for the benefit of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

7. SUBSEQUENT EVENTS

On Friday, January 29, 2010, First Regional Bank, the wholly-owned subsidiary and principal asset of the Parent, was closed by the California Department of Financial Institutions and the FDIC was appointed as receiver of the Bank. On the same date, the FDIC transferred substantially all of the assets and liabilities of the Bank to First Citizens Bank of Raleigh, North Carolina.

The Parent and the Company are in the process of determining the future of the Company, which may include the sale of, or the closure of, the business. However, the Parent has requested majority of the cash of the Company to be distributed to the Parent and is expected to be paid in 2010. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management has evaluated subsequent events through February 16, 2009, which is the date that the Company's financial statements were issued. No material subsequent events have occurred since December 31, 2009, that requires recognition or disclosure in these financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULES

FIRST REGIONAL SECURITIES

SUPPLEMENTAL SCHEDULE
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2009

SHAREHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$2,150,232
DEDUCTIONS AND/OR CHARGES — Non-allowable assets included in the statement of financial condition:	
Checking account with the Parent	1,144,912
Prepaid expenses	5,210
Total deductions and/or charges	1,150,122
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	1,000,110
HAIRCUTS	20,000
NET CAPITAL	$ 980,110
AGGREGATE INDEBTEDNESS	$ -
MINIMUM NET CAPITAL REQUIRED (The greater of 6-2/3% of aggregate indebtedness or $100,000)	$ 100,000
EXCESS NET CAPITAL	$ 880,110
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.00 to 1.00

NOTE: A reconciliation of the above computation of net capital with the Company's corresponding Form X-17A-5, Part II A, is not required, as no material difference exists.

FIRST REGIONAL SECURITIES

SUPPLEMENTAL SCHEDULE
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2009

The Company is exempt from the computation of a reserve requirement according to the provision of Rule 15c3-3(k)(2)(ii).

FIRST REGIONAL SECURITIES

SUPPLEMENTAL SCHEDULE
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2009

The Company is exempt from the possession or control requirements of Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(ii).

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

February 16, 2010

First Regional Securities
1801 Century Park East
Century City, CA 90067

In planning and performing our audit of the financial statements of First Regional Securities (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 16, 2010, and such report expressed an unqualified opinion on those financial statements with an emphasis of matter regarding the substantial doubt about the ability of the Company's parent company to continue as a going concern and the uncertainty of the future operations of the Company), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles"). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

As discussed in Note 7 to the financial statements, the Company's parent company, First Regional Bancorp (the "Parent") had its principal subsidiary, First Regional Bank (the "Bank") closed by the California Department of Financial Institutions. The Federal Deposit Insurance Corporation was appointed as receiver of the Bank. The closing of the Bank, representing a substantial asset of the Parent, raises substantial doubt about the ability of the Parent to continue as a going concern. No determination has been made by the Parent or the Company as to the future operations of the Company.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

First Regional Securities

(SEC I.D. No. 8-67692)

Financial Statements and Supplemental Schedules as of and for the Year Ended December 31, 2009, Independent Auditors' Report, and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**